

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

Travis Dalton
President and Chief Executive Officer
Claritev Corp
7900 Tysons One Place
Suite 400
McLean, VA 22102

>   **Re: Claritev Corp**
>   **Registration Statement on Form S-3**
>   **Filed August 7, 2025**
>   **File No. 333-289361**

Dear Travis Dalton:

          This is to advise you that we have not reviewed and will not review your registration statement.

          Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Robert J. Endicott